UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

OUTERWALL INC.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
690070107
(CUSIP Number)
October 15, 2015
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

[   ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[   ] Rule 13d-1(d)

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690070107
(1) Names of Reporting Persons
Park West Asset Management LLC
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
(3) SEC Use Only
(4) Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	1,941,916*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	1,941,916*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:
1,941,916*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
(11) Percent of Class Represented by Amount in Row (9):
10.1%*
(12) Type of Reporting Person (See Instructions):
IA

 *Beneficial ownership percentage is based upon 18,127,265 shares of common stock, $0.001 par value per share (“Common Stock”), of Outerwall Inc., a Delaware corporation (the “Company”), issued and outstanding as of July 23, 2015, based on information reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, filed with the Securities and Exchange Commission on July 30, 2015. Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park” and, collectively with PWIMF and PWAM, the “Reporting Persons”) is the sole member and manager of PWAM. On October 15, 2015, the date of the event which requires the filing of this statement (the “Reporting Date”), PWIMF held (i) 741,638 shares of Common Stock and (ii) options to purchase 969,900 shares of Common Stock exercisable within sixty days of the Reporting Date and PWPI held 100,278 shares of Common Stock and options to purchase 130,100 shares of Common Stock exercisable within sixty days of the Reporting Date, and thus the Reporting Persons may be deemed to beneficially own (i) 841,916 shares of Common Stock and (ii) options to purchase 1,100,000 shares of Common Stock exercisable within sixty days of the Reporting Date held in the aggregate by the PW Funds. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own 841,916 shares of Common Stock and options to purchase 1,100,000 shares of Common Stock exercisable within sixty days of the Reporting Date, or 10.1% of the shares of Common Stock deemed to be issued and outstanding as of the Reporting Date.

CUSIP No. 690070107
(1) Names of Reporting Persons
Peter S. Park
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	1,941,916*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	1,941,916*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:
1,941,916*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
(11) Percent of Class Represented by Amount in Row (9):
10.1%*
(12) Type of Reporting Person (See Instructions):
IN

 *Beneficial ownership percentage is based upon 18,127,265 shares of common stock, $0.001 par value per share (“Common Stock”), of Outerwall Inc., a Delaware corporation (the “Company”), issued and outstanding as of July 23, 2015, based on information reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, filed with the Securities and Exchange Commission on July 30, 2015. Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Park West Partners International, Limited, a Cayman Islands exempted company (“PWPI” and, collectively with PWIMF, the “PW Funds”), and Peter S. Park (“Mr. Park” and, collectively with PWIMF and PWAM, the “Reporting Persons”) is the sole member and manager of PWAM. On October 15, 2015, the date of the event which requires the filing of this statement (the “Reporting Date”), PWIMF held (i) 741,638 shares of Common Stock and (ii) options to purchase 969,900 shares of Common Stock exercisable within sixty days of the Reporting Date and PWPI held 100,278 shares of Common Stock and options to purchase 130,100 shares of Common Stock exercisable within sixty days of the Reporting Date, and thus the Reporting Persons may be deemed to beneficially own (i) 841,916 shares of Common Stock and (ii) options to purchase 1,100,000 shares of Common Stock exercisable within sixty days of the Reporting Date held in the aggregate by the PW Funds. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, the Reporting Persons may be deemed to beneficially own 841,916 shares of Common Stock and options to purchase 1,100,000 shares of Common Stock exercisable within sixty days of the Reporting Date, or 10.1% of the shares of Common Stock deemed to be issued and outstanding as of the Reporting Date.

CUSIP No. 690070107
(1) Names of Reporting Persons
Park West Investors Master Fund, Limited
(2) Check the Appropriate Box if a Member of a Group	(a) [ ]
(b) [ ]
(3) SEC Use Only
(4) Citizenship or Place of Organization
United States of America
Number of Shares Beneficially Owned By Each Reporting Person With
(5) Sole Voting Power:	1,711,538*
(6) Shared Voting Power:	0*
(7) Sole Dispositive Power:	1,711,538*
(8) Shared Dispositive Power:	0*

(9) Aggregate Amount Beneficially Owned by Each Reporting Person:
1,711,538*
(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions):
(11) Percent of Class Represented by Amount in Row (9):
9.0%*
(12) Type of Reporting Person (See Instructions):
IN

* Beneficial ownership percentage is based upon 18,127,265 shares of common stock, $0.001 par value per share (“Common Stock”), of Outerwall Inc., a Delaware corporation (the “Company”), issued and outstanding as of July 23, 2015, based on information reported by the Company in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2015, filed with the Securities and Exchange Commission on July 30, 2015. Park West Asset Management LLC (“PWAM”) is the investment manager to Park West Investors Master Fund, Limited, a Cayman Islands exempted company (“PWIMF”), and Peter S. Park (“Mr. Park”) is the sole member and manager of PWAM. On October 15, 2015, the date of the event which requires the filing of this statement (the “Reporting Date”), PWIMF held (i) 741,638 shares of Common Stock and (ii) options to purchase 969,900 shares of Common Stock exercisable within sixty days of the Reporting Date, and thus PWIMF may be deemed to beneficially own (i) 741,638 shares of Common Stock and (ii) options to purchase 969,900 shares of Common Stock exercisable within sixty days of the Reporting Date. As a result of the foregoing, for purposes of Reg. Section 240.13d-3, PWIMF may be deemed to beneficially own 741,638 shares of Common Stock and options to purchase 969,900 shares of Common Stock exercisable within sixty days of the Reporting Date, or 9.0% of the shares of Common Stock deemed to be issued and outstanding as of the Reporting Date.

Item 1(a). Name Of Issuer:
Outerwall Inc. (the “Company”)
Item 1(b). Address of Issuer’s Principal Executive Offices:
1800 114th Avenue SE Bellevue, Washington 98004
Item 2(a). Name of Person Filing:

This report on Schedule 13G (this “Schedule 13G”), is being jointly filed by (i) Park West Investors Master Fund, Limited (“PWIMF”), a Cayman Islands exempted company that is the holder of 741,638 shares of common stock, $0.001 par value per share (“Common Stock”), and options to purchase 969,900 shares of Common Stock exercisable within sixty days of October 15, 2015, the date of the event which requires the filing of this statement (the “Reporting Date”), as reported on this Schedule 13G; (ii) Park West Asset Management LLC (“PWAM”), a Delaware limited liability company and the investment manager to (a) PWIMF, and (b) Park West Partners International, Limited (“PWPI” and, collectively with PWIMF, the “PW Funds”), a Cayman Islands exempted company that is the holder of 100,278 shares of Common Stock and options to purchase 130,100 shares of Common Stock exercisable within sixty days of the Reporting Date, as reported on this Schedule 13G; and (iii) Peter S. Park, as the sole member and manager of PWAM (“Mr. Park” and, collectively with PWAM and PWIMF, the “Reporting Persons”).

The 741,638 shares of Common Stock and options to purchase 969,900 shares of Common Stock exercisable within sixty days of the Reporting Date held by PWIMF, which constitute 9.0% of the shares of Common Stock deemed to be outstanding as of the Reporting Date, may be deemed to be beneficially owned directly by PWIMF. The 841,916 shares of Common Stock and options to purchase 1,100,000 shares of Common Stock exercisable within sixty days of the Reporting Date held in the aggregate by the PW Funds, which constitute 10.1% of the shares of Common Stock deemed to be outstanding as of Reporting Date, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM.

Item 2(b). Address of Principal Business Office or, if None, Residence:
The address for the Reporting Persons is 900 Larkspur Landing Circle, Suite 165, Larkspur, California 94939.
Item 2(c). Citizenship:
PWIMF is a Cayman Islands exempted company. PWAM is organized under the laws of the State of Delaware. Mr. Park is a citizen of the United States.
Item 2(d). Title of Class of Securities:
Common Stock, $0.001 par value per share.
Item 2(e). CUSIP No.:
690070107
Item 3. If This Statement Is Filed Pursuant to Rules 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:
Not Applicable.

Item 4. Ownership:
(a) Amount Beneficially Owned:	1,941,916*
(b) Percent of Class:	10.1%*
(c) Number of Shares as to which such person has:
(i) Sole power to vote or to direct the vote:	1,941,916*
(ii) Shared power to vote or to direct the vote:	0*
(iii) Sole power to dispose or to direct the disposition of:	1,941,916*
(iv) Shared power to dispose or to direct the disposition of:	0*

___________________________

*This Schedule 13G is being jointly filed by (i) PWIMF, a Cayman Islands exempted company that is the holder of 741,638 shares of Common Stock and options to purchase 969,900 shares of Common Stock exercisable within sixty days of the Reporting Date, as reported on this Schedule 13G; (ii) PWAM, a Delaware limited liability company and the investment manager to (a) PWIMF, and (b) PWPI, a Cayman Islands exempted company that is the holder of 100,278 shares of Common Stock and options to purchase 130,100 shares of Common Stock exercisable within sixty days of the Reporting Date, as reported on this Schedule 13G; and (iii) Mr. Park, as the sole member and manager of PWAM.

The 741,638 shares of Common Stock and options to purchase 969,900 shares of Common Stock exercisable within sixty days of the Reporting Date held by PWIMF, which constitute 9.0% of the shares of Common Stock deemed to be outstanding as of the Reporting Date, may be deemed to be beneficially owned directly by PWIMF. The 841,916 shares of Common Stock and options to purchase 1,100,000 shares of Common Stock exercisable within sixty days of the Reporting Date, which constitute 10.1% of the shares of Common Stock deemed to be outstanding as of the Reporting Date, may be deemed to be beneficially owned (x) indirectly by PWAM, as the investment adviser to PWIMF and PWPI, and (y) indirectly by Mr. Park, as the sole member and manager of PWAM. The foregoing beneficial ownership percentage is based upon 18,127,265 shares of Common Stock of the Company issued and outstanding as of July 23, 2015, based on information reported by the Company in its Quarterly Report on Form 10-Q for the fiscal year ended June 30, 2015 filed with the Securities and Exchange Commission on July 30, 2015.

Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [__]
Item 6. Ownership of More Than Five Percent on Behalf of Another Person:
Not Applicable.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not Applicable.
Item 8. Identification and Classification of Members of the Group:
Not Applicable.
Item 9. Notice of Dissolution of Group:
Not Applicable.
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 26, 2015

/s/ Peter S. Park
Peter S. Park

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC,
its investment manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001)

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of them of a statement on Schedule 13G (including amendments thereto) with respect to the shares of common stock, $0.001 par value per share, of Outerwall Inc., a Delaware corporation, and further agree that this Joint Filing Agreement be included as Exhibit A to such Schedule 13G. In evidence thereof, the undersigned hereby execute this agreement this twenty-sixty day of October, 2015.

/s/ Peter S. Park
Peter S. Park

PARK WEST ASSET MANAGEMENT LLC

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer

PARK WEST INVESTORS MASTER FUND, LIMITED

By:	Park West Asset Management LLC,
its investment manager

By:	/s/ Grace Jimenez
Name: Grace Jimenez
Title: Chief Financial Officer